STEVENS & LEE

LAWYERS & CONSULTANTS

111 N.  Sixth Street

 P.O.  Box 679

Reading, PA  19603

(610) 478-2000 Fax (610) 376-5610

www.stevenslee.com

Direct Dial:	(610) 478-2254
Email:	ssg@stevenslee.com
Direct Fax:	(610) 371-1228

February 13, 2014

VIA EDGAR

Mr. Tom Kluck
Legal Branch Chief
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:          Eclair Holdings Company

Registration Statement on Form S-4

Filed November 4, 2013

File No. 333-192086

MTR Gaming Group, Inc.

Form 10-K for the year ended December 31, 2012

Filed March 15, 2013

File No. 000-20508

Dear Mr. Kluck:

We enclose herewith, on behalf of Eclair Holdings Company (the “Company”) and MTR Gaming Group, Inc. (“MTR”), clean and marked copies of Amendment No. 1 to the Registration Statement on Form S-4 (“Amendment No. 1”), together with responses to the comments raised by the Staff of the Securities and Exchange Commission (the “Staff”) in its comment letter dated December 4, 2013.  Amendment No. 1 incorporates responses to the Staff’s comments. Below we have noted the Staff’s comments in italics face type and the responses of the Company and MTR in regular type.

Philadelphia    •    Reading    •    Valley Forge    •    Lehigh Valley    •    Harrisburg    •    Lancaster    •    Scranton

Wilkes-Barre       •       Princeton       •       Cherry Hill        •       New York        •       Wilmington

A PROFESSIONAL CORPORATION

General

1.   Please update your financial statements and financial information throughout your document pursuant to Rule 3-12 of Regulation S-X.

Response:             The Company confirms that the financial statements and pro forma periods presented have been and will be updated, as necessary, to comply with requirements of Rule 3-12 of Regulation S-X.

2.   Please tell us your basis for not including financial statements of the registrant, Eclair Holdings Company.

Response:             The Company is a wholly-owned subsidiary of MTR and is consolidated as part of MTR’s financial statements which are incorporated into the Registration Statement.  Additionally, the Company is a special purpose acquisition entity formed in September 2013 with no assets and no operations.  We do not believe that such information would be material to stockholders in connection with their investment decision to approve the merger of MTR.

3.   We note that shareholders will not make their election to receive cash or shares at the time they vote to approve the mergers.  It appears that such election will be made after the vote, but prior to the closing of the mergers.  Please advise us of your consideration of the applicability of the tender offer rules to the cash election.

Response:             We recognize that in SEC Release No. 34-14699 (the “Release”), the Division of Corporation Finance (the “Division”) considered the issue as to whether a cash option feature in connection with the vote on a merger involves a tender offer.  The Division concluded that, while the issue is not free from doubt, it would not require a tender offer filing in connection with certain mergers involving a cash option feature where the election occurs during the same time period that stockholders are voting on the merger proposal (referred to in the release as “Situation B”).  In the Release, the Staff noted that it “expressed no view with respect to the application of the Williams Act to cash option statutory mergers consisting of different facts including those in which the timing of the cash election feature varies in any degree to that set forth in Situation B.”

The Staff has addressed situations where the timing of the cash election process occurred at different time periods relative to the stockholder vote as contemplated by Situation B in certain no action letters issued after the Release. See, e.g., Dauphin Deposit Corporation (February 7, 1983); United Virginia Bancshares, Inc. (March 21, 1983); Fidelcor, Inc. (June 27, 1983); Chemical New York Corporation (May 4, 1987); The Kansas Power and Light Company (February 13, 1991); and Entergy Corporation (November 13, 1992).  In those letters, the Staff addressed situations where the cash election and the stockholder vote periods generally did not overlap at all.  Indeed, certain of the situations involved periods of months or a year after the stockholder vote before the election period began.

It is currently anticipated that the timing of the stockholder vote and cash election periods in the MTR merger will not overlap but will occur within the same calendar year.  The parties currently anticipate that the timing between the stockholder vote and the cash election periods will be less than six months.  The parties expect that the special meeting of MTR stockholders will be held prior to election materials being disseminated to MTR stockholders. The election materials will contain clear directions on how MTR stockholders could obtain the proxy statement-prospectus and other documents filed with the SEC from MTR, the SEC and the information agent.

We do not believe that the concerns raised in the Release are implicated by the circumstances of the MTR merger.  The investment decision about the cash election is integral to the investment decision about the MTR merger and MTR stockholders will receive the information necessary to make an informed decision about both.  In addition, when compared to the facts of the various no action letters referenced above, we believe that the application of Sections 14(d) and 14(e) of the Securities Exchange Act and the rules and regulations promulgated thereunder would not provide any additional, meaningful protection to the MTR stockholders in making an election decision in this transaction because MTR will continue to be a reporting company between the date of its special meeting and the date the election materials are disseminated.  The necessity for “refreshed” disclosure in order for MTR stockholders to make an informed investment decision does not appear necessary under these circumstances.

MTR stockholders have been, and will continue to be, well informed about the merger, the cash election process and all other aspects of this transaction, including by broad press reports, and will have more than ample time to make the necessary investment decisions.  We respectfully submit that requiring additional time for MTR stockholders to make an election decision at the end of what will be a lengthy process, given the time necessary to obtain required regulatory approvals, is unnecessarily formalistic and does not truly reflect the investment decision that was integral to the MTR merger from the very beginning of the transaction.

Questions and Answers About the Mergers, page 1

General

4.   In forepart of the prospectus, please include a brief description of the general nature of the business conducted by MTR and Eldorado including a description of the business of the combined company following consummation of the merger.  See Item 3(b) of Form S-4.

Response:             The Company has revised the disclosure on the cover page of the prospectus in response to the Staff’s comment.

5.   Please provide a detailed question and answer to discuss how the merger consideration was determined.

Response:             The Company has revised the disclosure on page 4 in response to the Staff’s comment.

6.   Please include a question and answer to discuss the company’s use of a proxy solicitor.

Response:             The Company has revised the disclosure on page 11 in response to the Staff’s comment.

7.   We note your question and answer “What will I receive for my shares or membership interests” on page 3 and your disclosure that based on Eldorado’s June 30, 2013 financial statements, you estimate that approximately 35.6 million shares of ERI common stock would be issued to Eldorado members.  Please revise to provide an example as to how you calculated the consideration.  We may have further comments.

Response:             The Company has expanded the disclosure in Note 2 to the Unaudited Pro Forma Condensed Combined Financial Statements beginning on page 173 to provide an example of how the number of shares to be issued to Eldorado members is calculated.  The Company has revised the disclosure on pages 4 and 13 to cross-reference this expanded disclosure in response to the Staff’s comment.

8.   We note your question and answer “How do I elect the form of consideration for my MTR shares” on page 8.  Please revise to discuss in greater detail the other appropriate and customary transmittal materials that will be mailed to shareholders when making the election.

Response:             The Company has revised the disclosure on page 8 in response to the Staff’s comment.

9.   We note your question and answer “What happens if the merger is not completed” on page 9.  Please revise or include a separate question and answer to discuss the termination fee in greater detail in the event that the merger is not consummated.

Response:             The Company has revised the disclosure to include a separate question beginning on page 9 in response to the Staff’s comment.

Conditions to the Completion of the Mergers, page 12

10. You disclose on page 84 that 3.8142% of ELLC is owned by certain members of Eldorado.  You also state that under the merger agreement, the completion of the mergers is conditioned upon such members transferring their entire interest to Eldorado Resorts such that, at the time the mergers are completed, Eldorado Resorts will own 100% of ELLC.  Please identify this is as a condition of the merger, if true.  Also, expand your disclosure to specify the terms of the expected transfer, including but not limited to, the amount of any consideration that will be paid for the interests and the value of the interests.

Response:             The parties have amended the merger agreement to reflect the transfer of the interests of ELLC owned by certain members of Eldorado.  The Company has revised disclosure regarding conditions to completion of the mergers to address this on pages 16 and 155.

Risk Factors

Risks Factors Relating to the Mergers

MTR and Eldorado directors and officers may have interests..., page 39

11. Please revise this risk factor subcaption and narrative to more succinctly and specifically describe the conflicts between the directors and stockholders.

Response:             The Company has revised the disclosure on page 41 in response to the Staff’s comment.

“Unless MTR is successful in its consent solicitation ...,” page 42

12. We note your disclosure that MTR may have to offer to repurchase the MTR notes pursuant to the change of control provisions.  Please revise the risk factor to quantify the aggregate amount that MTR may have to pay to repurchase the MTR Notes and discuss MTR or the company’s financial ability to repurchase the notes.

Response:             As disclosed in the Company’s filing pursuant to SEC Rule 425 on January 9, 2014, MTR has received the requisite consent to amend the indenture governing the MTR notes to permit the mergers.  Accordingly, the Company has deleted the risk factor referenced in the Staff’s comment.  However, the Company has replaced that risk factor with a risk factor related to MTR’s existing credit agreement.  See the disclosure on page 44.

The Special Meeting

Proxy Solicitations, page 83

13. We note your disclosure that MacKenzie Partners, Inc. has been engaged to assist in the solicitation of proxies from the shareholders.  Please specifically disclose the material features of the contract between the registrant and MacKenzie Partners, Inc. with respect to the distribution and solicitation of proxies.  Please refer to Item 18 of Form S-4 and Item 4(a)(3) of Schedule 14A.

Response:             The Company has revised the disclosure on pages 11 and 85 in response to the Staff’s comment.

14. Please also tell us whether any portion of MacKenzie Partners’ fee is contingent upon the closing of the merger transaction.

Response:             No portion of MacKenzie Partners, Inc.’s fee is contingent upon the closing of the merger transaction.

The Mergers

Background of the MTR-Eldorado Mergers, page 88

15. Please provide us supplementally with copies of any non-public information — board books, documents, financial forecasts, projections and presentations — used by the companies in the merger negotiations.  We may have additional comments.

Response:             The board books and other materials considered by the board of directors of MTR and the board of managers of Eldorado considered in making the recommendation to MTR’s stockholders have been provided supplementally to the Staff, and the Company has requested confidential treatment of such materials under Rule 83 of the Commission’s Rules of Practice.  In accordance with Rule 418, the Company requests return of such supplemental information upon conclusion of the Staff’s use of such information.

16. Update here to explain whether Companies E and F submitted offers to acquire certain assets prior to the determination not to pursue the non-disclosure arrangement.  If so, provide more detail regarding the respective offers and discuss the board’s ultimate decision to forego such opportunities.  Also, expand to discuss board meetings regarding these deliberations.  The disclosure should provide stockholders with an understanding of how, when and why the terms of the proposed transaction evolved during the course of these discussions.

Response:             The Company has revised the disclosure on pages 111 and 112 in response to the Staff’s comment.  Company F did not submit an offer to acquire any assets of MTR.

17. We note your extensive disclosure regarding the various state gaming control licensing boards to which the business is subject.  Please expand your disclosure in this section to detail the third party consents that must be obtained by both parties to consummate the merger.  Confirm that you plan to update future filings to reflect the status of the consents.  Refer to Item 3(i) of Form S-4.

Response:             The Company has revised the disclosure on pages 58 and 114 in response to the Staff’s comment.  Additionally, the Company and MTR will update future filings to reflect the status of the consents.

18. In order to place the board’s consideration of possible liquidity alternatives in context, please revise to discuss why the MTR board did not pursue other merger alternatives.

Response:             The Company respectfully advises the Staff that the Company believes the existing disclosure is accurate.  The disclosure indicates that the MTR board of directors conducted a fulsome process in early 2013, contacted all other parties who had entered into a nondisclosure agreement in June 2013 and pursued merger alternatives with JEI and Company Z.

19. Please provide more detail regarding the September 6, 2013 conference call regarding the specific legal due diligence, as disclosed on page 93.

Response:             The Company has revised the disclosure on page 115 in response to the Staff’s comment.

MTR’s Reasons for the Mergers, Recommendation of the MTR Board of Directors

Reasons for the Mergers, page 95

20. Please expand your disclosure in the first bulleted item to discuss your board’s consideration of potential strategic alternatives and explain how the board and management concluded that the merger was in the best interest of the company relative to the other alternatives.

Response:             The Company has revised the disclosure on page 117 in response to the Staff’s comment.

Opinion of Macquarie Capital, page 97

21. Please describe the non-public internal information provided by the management of MTR and Eldorado that served as the basis for the Macquarie Capital’s opinion.

Response:             The Company has provided such information under the heading “Certain Unaudited Projections Prepared by the Management of MTR and Eldorado” beginning on page 128 and the financial statements of Eldorado which were filed with the initial Registration Statement on Form S-4 filed on November 4, 2013 (the “Initial S-4”).

22. Please revise to discuss with greater specificity the “other analyses and examinations” conducted by this advisor that was material to the board’s decision to recommend that shareholders vote for this transaction and to also explain how this information and consultations lead to the rejection of other strategic alternatives, if any.  Please refer to Item 4(b) of Form S-4.  and Item 1015(b) of Regulation M-A.

Response:             The Company has revised the disclosure on page 120 in response to the Staff’s comment.  Other than publicly available business and financial information and non-public internal financial information and projections, which the Company provided under the heading “Certain Unaudited Projections Prepared by the Management of MTR and Eldorado” beginning on page 128, Macquarie Capital did not perform any other financial analysis or examination.

23. We note your disclosure on page 99 that Macquarie Capital does not have any obligation to “update, revise or reaffirm its opinion.” The opinion was delivered on September 8, 2013.  Please revise to disclose the impact, if any, of the proposals currently under consideration as of October 2013 may impact the conclusions proffered in this opinion.

Response:             The Company has revised the disclosure on page 120 in response to the Staff’s comment.

Selected Publicly Trading Comparables Analysis, page 101

24. Please also describe in greater detail the distinguishing characteristics between the referenced companies and MTR.

Response:             The Company has revised the disclosure on page 123 in response to the Staff’s comment.

Selected Precedent Transactions Analysis, page 102

25. Considering your assertion that none of the selected transactions were “directly comparable,” please expand in this section to better explain why these transactions were chosen.

Response:             The Company has revised the disclosure on page 125 in response to the Staff’s comment.

Unaudited Pro Forma Condensed Combined Financial Statements, page 144

26. Please advise us how transaction costs of the merger have been reflected in the pro forma financial statements and revise as necessary.  In this regard, we note that the pro forma balance sheet should be adjusted for transaction costs and that the amount of nonrecurring expense expected to be incurred related to these costs should be disclosed.

Response:             As of and for the period ending June 30, 2013, no transaction costs had been incurred in the historical financial statements of the combined entities, nor were anticipated transaction costs included as an adjustment to the pro forma financial statements. In response to the Staff’s comment, the Company has updated the pro forma condensed combined financial statements to reflect the historical financial statements as of the most recent period, September 30, 2013, which include historical transaction costs incurred by the entities.

In response to the Staff’s comment, the Company has updated the pro forma condensed combined balance sheet for the period ended September 30, 2013, to reflect the estimated remaining amount of non-recurring transaction costs to be incurred of approximately $8.8 million.  The pro forma adjustment is reflected as a decrease to cash and cash equivalents and retained earnings.  In addition, the Company included a pro forma adjustment related to historical transaction costs included within accounts payable and accrued liabilities as of September 30, 2013, to reflect those costs as a decrease to cash and cash equivalents and the related liabilities of $3.4 million.

The Company included a pro forma adjustment to the condensed combined Statement of Operations for the period ending September 30, 2013, to exclude the historical transaction costs of $4.1 million, which were directly related to the merger transaction, factually supportable and non-recurring.

In addition, the Company acknowledges the Staff’s comment and has included disclosure within Note 3 to the Unaudited Pro Forma Condensed Combined Financial Statements beginning on page 179, discussing the impact of the pro forma adjustments related to transaction costs, discussed above.

Note 2 — Calculation of Estimated Purchase Consideration, page 150

27. Please expand footnote (i) to show in detail how you calculated the amount of shares to be issued to Eldorado members.  Also, please address the sensitivity of the outcome of this calculation to changes in the material inputs to the calculation.

Response:             The Company acknowledges the Staff’s comment and has expanded the disclosure in Note 2 to the Unaudited Pro Forma Condensed Combined Financial Statement beginning on page 173 to provide an example of how the number of shares to be issued to Eldorado members is calculated.  In addition, the Company included within this disclosure a sensitivity analysis that discloses the impact to pro forma weighted average number of shares outstanding and pro forma EPS, of a +/- 10% change in Eldorado Adjusted EBITDA, which is the material input to the calculation.

Note 3 — Unaudited Pro Forma Financial Statements Transaction Adjustments, page 152

Adjustment 1), page 152

28. We note that this transaction is structured in a way that could result in different outcomes due to the election granted to MTR stockholders to redeem their shares for cash.  Please expand your disclosure to also include the pro forma impact to equity, the weighted average number of shares outstanding, and pro forma EPS should no MTR stockholders elect to redeem their shares for cash.

Response:             The Company acknowledges the Staff’s comment and has expanded the disclosure in Note 2 to the Unaudited Pro Forma Condensed Combined Financial Statements beginning on page 173 to include the pro forma impact to equity, the weighted average number of shares outstanding, and pro forma EPS based on an assumption of no MTR stockholders electing to redeem their shares for cash.

Adjustment 3), page 152

29. Please expand your disclosure to address the fair value allocations and depreciation charges for each type of long-lived asset separately (i.e., land, buildings and improvements, equipment).  Also, show in more detail how the depreciation expense adjustments were calculated.

Response:             The Company acknowledges the Staff’s comment and has expanded its disclosure in Adjustment 3 of Note 3 to the Unaudited Pro Forma Condensed Combined Financial Statements beginning on page 179 to include the fair value adjustment by long-lived asset class.  In response to the Staff’s request to show additional detail on how depreciation expense adjustments were calculated, the Company has included additional discussion within this disclosure of the depreciation impact by long-lived asset class.  In addition, upon review of the methodology used to calculate the depreciation adjustment the Company has revised the depreciation adjustment calculation and included the update in the pro forma condensed combined Statement of Operations filed in Amendment No. 1.  In the Initial S-4 filed, the Company calculated the depreciation impact to the pro forma condensed combined Statement of Operations by dividing the pro forma fair value adjustment, which was calculated by comparing the historical net book value of the underlying long-lived assets to the fair value by asset class calculated through the valuation, on a straight-line basis over the remaining useful life assigned during the valuation process, which, as a result, did not update depreciation expense for the remaining net book value as of the valuation date.  Upon further review, the Company believes that the proper way to calculate the pro forma depreciation adjustment, as a result of the change in fair value of its property and equipment, would be to calculate depreciation on the total fair value per asset class on a straight-line basis over the remaining useful lives assigned and compare the recalculated depreciation to historical depreciation.

30. Given that the book value of MTR Gaming’s property and equipment, net was approximately $380 million as of June 30, 2013, and considering you adjusted down the value of such property and equipment by approximately $81.4 million per note 3 to your pro forma financial statements, please tell us whether these assets were evaluated for impairment during 2013.  If the property and equipment was evaluated for impairment, please tell us the results of such evaluation; if not, please tell us why you did not believe that a triggering event had occurred that would warrant such a review.

Response:             The Company routinely monitors its long-lived assets for indicators of impairment in accordance with ASC 360 — Impairment or Disposal of Long-Lived Assets Property (“ASC 360”).  To assist in the preliminary purchase price allocation for the merger, a valuation was performed during the third quarter of 2013, in accordance with ASC 805 — Business Combinations (“ASC 805”).  The preliminary purchase accounting valuation resulted in a pro forma decline in the carrying value of certain long-lived assets at two of its subsidiaries to reflect those long-lived assets at their respective purchase accounting fair value within the pro forma financial statements.  The preliminary purchase price valuation calculated a $9.9 million pro forma reduction to the carrying value for Buildings & Improvements for the Mountaineer Park subsidiary as of September 30, 2013 ($11.1 million as of June 30, 2013) and a $60.3 million ($60.3 million at June 30, 2013) and $30.5 million ($31.4 million at June 30, 2013) reduction to the carrying value of Land and Buildings and Improvements, respectively, for the Presque Isle Downs subsidiary.  The Company considered the decline in fair value as a result of the purchase price fair value an indicator of possible impairment of the respective long-lived assets.

As a result of the ASC 805 valuation’s indicator of possible impairment, the Company tested the recoverability of the applicable assets under the guidance of ASC 360 during the third quarter of 2013.  Under ASC 360, the first step of the test for recoverability is performed by comparing the sum of the estimated undiscounted future cash flows attributable to the long-lived asset group in question to their underlying carrying value.  The Company determined the indicator of impairment was specific to the long-lived assets at the Mountaineer Park and Presque Isle Downs properties, which report discrete cash flows generated by their respective asset groups.  In addition, each of Mountaineer Park’s and Presque Isle Downs’ long-lived assets were reviewed as a group as it was determined that the identifiable cash flows generated from the assets were not specific to any single asset and as the collection of assets at its racinos operate as a single cash-generating unit.

As the applicable assets are classified as “held for use”, the Company estimated future net undiscounted cash flows expected to be generated from the use of the long-lived assets and their eventual disposal over the average remaining useful life of the asset group, in accordance with ASC 360.  Both the Mountaineer Park and Presque Isle Downs asset groups’ estimated future net undiscounted cash flows significantly exceeded the carrying value of the long-lived asset group by greater than 500% and 200%, respectively. Based on the results of the test for recoverability, utilizing undiscounted cash flows as provided by ASC 360, the Step 2 fair value test was not required.  In addition, as the estimated undiscounted cash flows exceeded the respective carrying values by such a significant margin, MTR did not disclose the results of its review in its Quarterly Report on Form 10-Q for the quarter ended September 30, 2013.  In addition, although there was an indicator of impairment present as a result of the purchase price valuation performed, MTR notes that the indicator was as a result of the differences in the two methodologies used to measure the assets (i.e., fair value requirement of ASC 805 compared to the undiscounted cash flow methodology of ASC 360).  Absent the preliminary purchase accounting valuation, MTR did not identify any indicators of impairment.

31. Please expand your disclosure to elaborate on the valuation method(s) used to determine the fair values for each long-lived asset.  For example, it appears that you have used multiple valuation methods for property and equipment; if applicable, please disclose the weighting of each method and any significant assumptions relied upon.  In addition, please tell us why you believe that a cost approach methodology is most appropriate to value personal property as well as building and site improvements, and tell us what consideration you gave to using an income method.

Response:             The Company acknowledges the Staff’s comment and has expanded its disclosure in Adjustment 3 of Note 3 to the Unaudited Pro Forma Condensed Combined Financial Statements beginning on page 179 to elaborate on the valuation methods used to determine the fair values for each long-lived asset.

The disclosure was modified to clarify that only the cost approach was utilized for personal property, building and site improvements and not multiple valuation methods, while the market approach was utilized for valuing land.  The reference to multiple valuation methods was attributable to the use of the cost and market approaches as described in the preceding sentence.  The income approach was not used as the primary valuation method for the fixed assets as it is not possible in this situation to attribute income to an individual property unit or the units of fixed assets, which constitute an integrated facility, since the assets contribute to earnings only in concert with all other economic factors of production.  In order to allocate amongst the acquired tangible and intangible assets, the cost approach was applied to the tangible assets using the business enterprise valuation developed via the income approach as a ceiling for the tangible asset values.  An economic obsolescence factor was utilized in the valuation of building and site improvements at certain of its locations to reflect the impact of existing and anticipated competition.

Adjustment 4), page 153

32. Please expand your disclosure addressing the increase in intangible asset value of approximately $245 million, as well as the increase to goodwill totaling approximately $49 million.  Please specifically disclose which licenses are included in the gaming license intangible asset and tell us why you believe the multi-period excess earnings income valuation model is best suited to value these licenses acquired from MTR Gaming Group, Inc.  Also, disclose the significant assumptions you used in your valuations.

Response:             The Company acknowledges the Staff’s comment and has expanded its disclosure in Adjustment 4 of Note 3 to the Unaudited Pro Forma Condensed Combined Financial Statements beginning on page 180 to address the increases in intangible asset values and goodwill as of September 30, 2013 and to include a discussion on the specific licenses included in the gaming license intangible asset as well as the significant assumptions used in the valuations.

The proposed transaction will result in an increase to the balance of the intangible assets primarily due to an increase in the gaming license intangible assets and the addition of the trade name and InClub player development program intangible assets.  Each of its facilities (Mountaineer Park, Presque Isle Downs and Scioto Downs) is required to maintain gaming and racing licenses.  The gaming and racing licenses of each property were valued in aggregate for each respective property, as these licenses are considered to be the most significant asset of the Company and the gaming licenses could not be obtained without holding the racing licenses.  Therefore, a market participant would consider the licenses in aggregate.

The fair value of the licenses was determined using the multi-period excess earnings methodology, which is an income approach methodology that allocates the projected cash flows of the business to the gaming license intangible assets less charges for the use of the other identifiable assets of the Company including working capital, fixed assets, and other intangible assets.  This methodology was considered appropriate as the gaming licenses are the primary asset of the company and that the licenses are linked to each respective facility.  Under the respective state’s gaming legislation, the property specific licenses can only be acquired if a theoretical buyer were to acquire each existing facility.  The existing licenses could not be acquired and used for a different facility.  The cost and market approaches to valuation were not considered appropriate in this circumstance since licensing fees paid for permits allowing gaming operations would not be representative of the future benefits for which market participants would be expected to pay to acquire a gaming opportunity.

The remaining increases to the intangible assets are the result of the addition of other intangible assets relating to the addition of the trade names and the InClub player development program, as well as an increase in goodwill.  The goodwill increased as a result of the purchase consideration of the proposed transaction exceeding the fair values of the acquired tangible and intangible assets as of such balance sheet date.  The trade names were valued using the relief from royalty method using royalty rates ranging from 0.5-1.0%.  The InClub program was valued using a combination of the replacement cost analysis and a lost profits analysis.

33. We note that you assigned indefinite lives to the gaming licenses.  Please tell us and briefly disclose your basis for this determination.  Please address renewal terms and requirements and discuss each significant type of gaming license separately, if materially different.

Response:             The Company acknowledges the Staff’s comment and has expanded its disclosure in Adjustment 4 of Note 3 to the Unaudited Pro Forma Condensed Combined Financial Statements beginning on page 180 to briefly describe the basis for assigning indefinite lives to the gaming licenses.

In response to the Staff’s comment regarding the useful lives of the acquired gaming licenses, the Company respectfully submits that it has analyzed the expected useful lives of the licenses under the guidance of ASC 350-30.  That standard required it to consider, among other things, the expected use of the asset, the expected useful life of other related asset or asset group, any legal, regulatory, or contractual provisions that may limit the useful life, the entity’s own historical experience in renewing similar arrangements, the effects of obsolescence, demand and other economic factors, and the maintenance expenditures required to obtain the expected cash flows.  In that analysis, the Company determined that no legal, regulatory, contractual, competitive, economic or other factors limit the useful lives of these intangible assets.

MTR has licenses in Pennsylvania, West Virginia, and Ohio.  A significant portion of MTR’s cash flows is dependent upon the acquisition and renewal of these gaming licenses.  As outlined in the section titled “Government Gaming Regulations” included in the Form S-4, the renewal of each state’s gaming license depends on a number of factors, including payment of certain fees and taxes, providing certain information to the state’s gaming regulator, and meeting certain inspection requirements.  However, its historical experience has not indicated, nor does the Company expect, any limitations regarding its ability to continue to renew each gaming license.  No other competitive, contractual, or economic factor limits the useful lives of these assets, and the Company has concluded the useful lives of these licenses are indefinite.

Adjustment 7), page 154

34.  Please tell us your basis for eliminating other regulatory assessment expenses/(income) from the historical MTR income statements.

Response:                                        The regulatory gaming assessments liability was estimated by calculating the proportionate amount of long-term revenue expected to be generated from the Presque Isle Downs facility over the total long-term forecasted revenue assumptions for all casinos in Pennsylvania.  The liability is subject to revision based upon future changes in the aforementioned forecasted revenue assumptions utilized to develop the estimate.  Changes to the estimated liability, based on changes in these assumptions, are recorded as a component of gaming operating expenses.  As a part of the purchase price allocation, the long-term regulatory gaming assessment liability at September 30, 2013 was discounted to present value.  The pro forma adjustment reflects the elimination of the change in the liability recorded during the periods presented, as a result in changes to the underlying forecasted revenue assumptions during those periods, and the addition of accretion expense related to the change in present value as a result of the passage of time.  Since the liability was recorded at fair value in the pro forma balance sheet as of September 30, 2013, the Company believes the impact to the pro forma income statements should be limited to the accretion expense that is a result of the change in present value over the periods presented and should not reflect any prior charges to the income statement as a result of changes in the liability related to historical updates to the forecasted revenue assumptions.

Adjustment 8), page 154

35.  Please tell us your basis for eliminating historical incentive compensation expense, or revise to remove the adjustment.  It does not appear that this adjustment is directly attributable to the merger transaction or factually supportable due to uncertainty.

Response:                                        As a result of the merger, all unvested equity awards will immediately vest at the time of the merger and any incentive compensation awards issued by ERI to replace outstanding MTR stock options will have vested and have no future compensation costs associated with them.  For the pro forma income statement periods presented, the impact of historical incentive compensation was eliminated as the acquisition was assumed to have occurred as of the beginning of the earliest period presented and as a result of the merger transaction there will be no ongoing impact of equity incentive compensation for previously issued awards.  The exclusion of these costs from the historical financials more accurately reflects the ongoing operations of the combined company as these expenses are no longer recurring in nature and any ongoing impact was eliminated as a direct result of the merger consummation.  This also assumes for purposes of the pro forma condensed combined financial statements that no new awards were granted.

36.  Please expand your disclosure to include the estimated amount of compensation expense that will be recorded upon consummation of the merger due to the vesting of performance awards.  Please also disclose the amount of cash that is expected to be paid and tell us how this expected payment impacted the pro forma balance sheet.

Response:                                        The Company acknowledges the Staff’s comment and has expanded its disclosure in Adjustment 8 of Note 3 to the Unaudited Pro Forma Condensed Combined Financial Statements beginning on page 182 to discuss the estimated amount of compensation expense to be recognized upon consummation of the merger related to performance cash awards.  The Company has also included the estimated expense as a pro forma adjustment to reduce retained earnings and cash and cash equivalents in the Unaudited Pro Forma Balance Sheet as of September 30, 2013.

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Eldorado, page 179

37.  Please supplement your disclosure in this section to explain how you calculate ADR and the effect of promotional allowances; also, discuss how promotional allowances affect your occupancy levels.  In addition, please tell us the same information for MTR’s related MD&A disclosure in its Form 10-K for fiscal year ended December 31, 2012.

Response:                                        MTR will add disclosure in future filings in its MD&A to explain how it calculates ADR and the effect of promotional allowances, as well as how it affects MTR’s occupancy levels.  The disclosure in MTR’s Annual Report on Form 10-K for the year ended December 31, 2013, will be as follows:

In addition, average daily room rate (“ADR”) and revenue per available room (“RevPAR”) are used to measure our hotel volume and efficiency. Our calculation of ADR consists of the average price of occupied rooms per day, including the impact of complimentary rooms which are included at a fixed rate per room. We calculate ADR with and without the impact of complimentary rooms. Complimentary rooms are treated as occupied rooms in our calculation of hotel occupancy. For the year ended December 31, 2013 and 2012, our ADR was $      and $81, respectively, excluding complimentary rooms and $      and $48 including complimentary rooms, respectively. RevPAR for the year ended December 31, 2013 and 2012 was approximately $      and $43, respectively, including complimentary rooms.

In addition, the Company has expanded the disclosure in Eldorado’s MD&A on page 208 to explain how Eldorado calculates ADR, the effect of promotional allowances and how promotional allowances affect occupancy levels.

Liquidity and Capital Resources, page 198

Cash Flows, page 198

38.  Please amend to provide narrative discussion of the impacts to your cash flows for all periods presented in your filing.  In your disclosure, please provide additional information to supplement the amounts as derived from your statements of cash flows for such periods.  Refer to Section I.D. of SEC Interpretive Release No. 33-8350.

Response:                                        The Company acknowledges the Staff’s comment and has expanded its narrative discussion of cash flows beginning on page 227.

Eldorado HoldCo LLC and Subsidiaries Financial Statements

Notes to Unaudited Condensed Consolidated Financial Statements, page F-40

2.  Investment in Unconsolidated Affiliates, page F-44

39.  Please provide to us your analysis supporting your conclusion to halt equity method accounting since 2011 for your investment in Silver Legacy Joint Venture.  In your analysis, please discuss how you considered the additional losses incurred by the Silver Legacy Joint Venture and the additional financial support you provided in 2012 in the Form of a $7.5 million loan and $5 million of cash on deposit.  For reference, see ASC 323-10-35 and 55.

Response:                                        At the time Eldorado initially accounted for the transaction, they had concluded that funding of the $7.5 million note receivable was not considered to provide working capital to fund operating losses nor were there any contractual obligations that required Eldorado to continue to fund Silver Legacy as the funds were used to repay mortgage notes outstanding prior to the bankruptcy proceedings and the notes receivable were not convertible or exchangeable into equity of Silver Legacy.  Therefore, Eldorado initially concluded the note receivable had commercial substance and did not represent an additional investment in Silver Legacy.

Regarding the $5 million of cash on deposit, the cash on deposit was a collateral requirement of the 2012 Silver Legacy bank term loan stipulated to in the court-approved bankruptcy plan.  This deposit is classified as restricted cash of Eldorado rather than of Silver Legacy.  As such, Eldorado initially concluded it did not represent an additional investment in Silver Legacy.

In considering the Staff’s comment, Eldorado reassessed the historical accounting described above and the guidance set forth in ASC 323-10-35 and 55, concluding both the promissory note and cash deposit did in fact represent additional investments in Silver Legacy.  Therefore, Eldorado should have recognized the previously suspended losses up to the amount of the additional investment determined to represent the funding of prior losses.  Accordingly, the September 30, 2013 and December 31, 2012 Eldorado consolidated financial statements included in the Eclair Holdings Company Registration Statement have been restated to properly reflect the recognition of Eldorado’s equity interest in the losses and earnings of Silver Legacy.

The Company has expanded its disclosure in Note 1 to Eldorado’s December 31, 2012 financial statements to summarize the impact of the restatement beginning on page F-8.  The Company has also expanded its disclosure in Note 6 to Eldorado’s December 31, 2012 financial statements beginning on page F-21 to include tables summarizing changes in the investment account related to Silver Legacy.

40.  Please tell us if the Silver Legacy Capital Corp.  is a variable interest entity and provide us with your analysis supporting your conclusion.

Response:                                        In response to the Staff’s question regarding Silver Legacy Capital Corp., the Company respectfully advises the Staff that Silver Legacy Capital Corp. is a wholly owned subsidiary of Silver Legacy Joint Venture.  Silver Legacy Capital Corp. was established solely for the purpose of serving as co-issuer of $160 million principal amount 10 1/8% mortgage notes due 2012 co-issued by Silver Legacy Joint Venture.  Silver Legacy Capital Corp. does not have any operations, assets, or revenues.  Silver Legacy Capital Corp. is a variable interest entity because none of the scope exceptions of ASC 810-10-15-12 through 15-17 apply, and lacks sufficient equity at risk as required by ASC 810-10-25-45 through 25-47 permitting the entity to finance its activities without additional subordinated financial support.  The Silver Legacy Joint Venture was considered to be the primary beneficiary of Silver Legacy Capital Corp.  As such, the Silver Legacy Joint Venture has consolidated the liabilities of Silver Legacy Capital Corp. since inception.  Silver Legacy Capital Corp. has no activities, assets, or revenues, and because Silver Legacy Joint Venture has consolidated Silver Legacy Capital Corp. since its inception, no additional disclosure was deemed necessary as it would not lend any additional information to the users of the financial statements.

Part II Information Not Required in Prospectus

Item 21.  Exhibits and Financial Statement Schedules

Exhibits, page 11-3

41.  We note that you plan to file certain exhibits to your registration statement by amendment.  Please submit all exhibits as promptly as possible.  We will review the exhibits prior to granting effectiveness of the registration statement, and we may have further comments after our review.  If you are not in a position to file your legal and tax opinions with the next amendment, please provide draft copies for us to review.  The draft should be filed as EDGAR correspondence.

Response:                                        The Company has filed as an exhibit to Amendment No. 1 a federal securities law opinion and a form of tax opinion from Stevens & Lee, P.C.

42.  We note the reference to the Company Disclosure Letter in the Agreement and Plan of Merger, attached as Annex A to the registration statement.  To the extent applicable and material, please file a list briefly identifying the contents of all omitted schedules and similar supplements.  In addition, please file an agreement to furnish the staff with a copy of any omitted schedule upon request.  The agreement to furnish staff with copies of omitted schedules may be included in the exhibit index to the registration statement.

Response:                                        The Company has indicated its agreement to furnish to the Staff a copy of the disclosure letters included with the Merger Agreement in the Exhibit Index to Amendment No. 1.  We do not believe that these disclosure letters include material information.

Refer to Item 601(b)(2) of Regulation S-K.

Item 22.  Undertakings, page 11-3

43.  Please tell us why you have not provided the undertaking required by Item 512(e) of Regulation S-K.  In this regard, we note your disclosure on page 208 with respect to certain incorporated documents.

Response:                                        This undertaking was inadvertently omitted.  The Company has revised the disclosure on page II-4 in response to the Staff’s comment.

Signatures, page 11-5

44.  Please confirm that the current signatures represent a majority of the board or, alternatively, advise us whether you intend to appoint the remaining directors prior to effectiveness and whether a majority of your directors will sign a pre-effective amendment to the registration statement.

Response:                                        All of the Company’s current members of the board of directors have signed the Registration Statement on Form S-4.  The directors to be appointed post-closing will not sign the registration statement.

********************

If you have any questions or require any additional information with respect to the above, please do not hesitate to contact me at (610) 478-2254.

Very truly yours,

STEVENS & LEE

Sunjeet S. Gill

SSG:dlg

cc:                                Jerard Gibson (Attorney-Advisor)
                                                Jessica Barberich (Assistant Chief Accountant)
                                                Mark Rakip (Staff Accountant)

Gary L. Carano
                                                John W. Bittner, Jr.
                                                Thomas Diehl
                                                Kenneth J. Baronsky
                                                Deborah J. Conrad
                                                David W. Swartz